UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number 001-42015

Solaris Resources Inc.
(Translation of registrant’s name into English)

 Suite 555, 999 Canada Place

Vancouver, British Columbia, Canada V6C 3E1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐ Form 40-F ☒

The following documents are being submitted herewith:

Exhibit	Description
99.1	Condensed Consolidated Interim Financial Statements of Solaris Resources Inc. for the three months ended March 31, 2024
99.2	Management’s Discussion and Analysis of Solaris Resources Inc. for the three months ended March 31, 2024
99.3	Certification of Interim Filings Full Certificate of Solaris Resources Inc. in connection with filing of interim financial statements and interim MD&A by CEO dated May 9, 2024
99.4	Certification of Interim Filings Full Certificate of Solaris Resources Inc. in connection with filing of interim financial statements and interim MD&A by CFO dated May 9, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Solaris Resources Inc.
(Registrant)

Date: May 9, 2024	By:	/s/ Purni Parikh
	Name:	Purni Parikh
	Title:	SVP Corporate Affairs and Corporate Secretary

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